UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-13461
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Group 1 Automotive, Inc. 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024
(713) 647-5700

REQUIRED INFORMATION
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed for the Group 1 Automotive, Inc. 401(k) Savings Plan:

Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits — December 31, 2010 and 2009

Statement of Changes in Net Assets Available for Benefits — For the Year Ended December 31, 2010

Notes to Financial Statements — December 31, 2010 and 2009

Supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Signature

Exhibits

Consent of UHY LLP (Exhibit 23.1)
EX-23.1

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions and supplemental schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ UHY LLP
Houston, Texas
June 16, 2011

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS
Investments, at fair value
Interest-bearing cash	$12,721,960	$17,280,419
Mutual funds	85,570,681	69,065,830
Common/collective trust funds	—	3,366,398
Employer common stock	3,667,572	2,663,536

Total Investments at Fair Value	101,960,213	92,376,183

Receivables
Participant loans	4,528,236	4,710,973
Employer contributions	38,588	—
Participant contributions	212,770	130,303
Due from broker for securities sold	127,443	—
Accrued income	—	12,990

Total Receivables	4,907,037	4,854,266

TOTAL ASSETS	106,867,250	97,230,449

LIABILITIES
Excess contributions refundable	225,472	375,048

TOTAL LIABILITIES	225,472	375,048

NET ASSETS AVAILABLE FOR BENEFITS	$106,641,778	$96,855,401

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS TO NET ASSETS
Investment Income:
Net appreciation in fair value of investments	$9,205,952
Interest and dividends	2,003,514

Total Investment Income	11,209,466

Interest income from particpant loans	215,533

Contributions:
Employer	721,352
Participants	9,192,274
Rollover	1,288,900

Total Contributions	11,202,526

Total Additions To Net Assets	22,627,525

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	(12,716,732)
Administrative expenses	(124,416)

Total Deductions From Net Assets	(12,841,148)

NET INCREASE IN NET ASSETS	9,786,377

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	96,855,401

End of Year	$106,641,778

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
(1)	DESCRIPTION OF THE PLAN

General - Group 1 Automotive, Inc. 401(k) Savings Plan (the “Plan”) is a defined contribution plan, adopted July 1, 1999, covering all employees of Group 1 Automotive, Inc. (the “Company”). As of December 31, 2010, a total of 8,967 persons were participants in or beneficiaries of the Plan. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Administration of the Plan - Bank of America, N.A. (“BOA”) was the investment custodian and financial record-keeper for the Plan’s participant-directed assets as of December 31, 2009 and from January 1, 2010 through October 31, 2010. As of November 1, 2010, the Plan appointed Fidelity Management Trust Company (“Fidelity”) (collectively both as the “Trustees”) as the investment custodian and financial record-keeper for the Plan’s participant directed accounts.

Eligibility - An employee is eligible to become a participant in the Plan after being credited with 90 days of service and having attained age 18.

Contributions - Participants may elect to make pretax contributions to the Plan in an amount up to 50% of their eligible annual compensation. Participant contributions were limited to $16,500 for 2010. This limitation is adjusted periodically to reflect cost-of-living increases as prescribed by the Internal Revenue Service (“IRS”). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions ($5,500 for 2010). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The matching Company contribution may be in the form of cash or shares of Company stock or a combination, but has been historically in cash. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant’s compensation upon which the match shall be based for each payroll period. For the first six months of 2010, there were no discretionary contributions. For the period July 1, 2010 through December 31, 2010, the Company contributed a discretionary matching contribution equal to 50% of each corporate (non-HR Shared Services) participant’s contribution limited to 3% of eligible compensation and 50% for each non-corporate participant’s contributions limited to 2% of eligible compensation.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contributions and plan earnings, and at times, charged with an allocation of administrative expenses. Allocations are based on participant contributions, participant earnings or account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - A participant is immediately fully vested with respect to the portion of their account attributable to participant contributions and rollover contributions plus actual earnings thereon. Vesting in the remainder of each participant’s account plus earnings thereon is based on years of continuous service as follows:

Years of Service	Vesting Percentage
less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
Forfeitures - Forfeited employer matching contributions will be used to pay for administrative expenses or to reduce future employer contributions. For the year ended December 31, 2010, forfeitures used to pay for Plan administrative expenses amounted to $81,564. No forfeitures were used to reduce employer contributions during 2010. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $356,574 and $269,558, respectively.

Investments - Each participant directs the investment of their account into any of the available investment options offered by the Plan, including shares of Company stock.

Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from 1 to 5 years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates.

Form of Benefits - Generally, under the terms of the plan agreement, participants become fully vested in their accounts upon retiring after reaching normal retirement age or becoming partially or totally disabled prior to their retirement date. The participant may elect to have the distribution received in cash or in shares of Company stock. Upon the death of a participant while actively employed, his or her account balance becomes fully vested. A participant terminating employment prior to retirement is entitled to receive that portion of their account which is vested. Benefits are paid as a lump-sum amount as defined in the plan agreement.

In-Service Withdrawals - A participant may withdraw from his or her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the plan agreement.

Plan Termination - The Company has the right under the Plan to terminate the Plan subject to provisions set forth in the Employee Retirement Income Security Act of 1974. Upon termination, the assets then remaining shall be subject to the applicable provisions of the Plan then in effect and shall be used until exhausted to pay benefits to employees in the order of entitlement. In addition, all participants would become fully vested in their accrued benefits, including employer contributions and earnings, as of the date of termination.
(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles (“GAAP”) in the United States of America as codified by the Financial Accounting Standards Board (“FASB”) in its Accounting Standards Codification.

Use of Estimates - The preparation of financial statements in conformity with GAAP in United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the reported amounts of changes in net assets available for benefits and disclosures during the reporting period. Actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties - The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the net assets available for benefits.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
Valuation of Investments - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Net unrealized appreciation or depreciation is included in the carrying value of related investments in the Statements of Net Assets Available for Benefits and the changes in the net unrealized appreciation or depreciation are reflected in the Statement of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investment in common stocks and mutual funds are stated at fair value and are based upon quoted market prices. Investment in the Company’s common stock are valued at fair value and based on quoted market prices. Shares of common/collective funds are valued at net asset value and for investment contracts valuation is measured at fair value, with reconciliation to contract value for fully benefit responsive investments contracts, as determined by the trustee of the Plan’s assets.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Other than requiring additional disclosures, the adoption of this new guidance has not and will not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962) — Reporting Loans to Participants by Defined Contribution Pension Plans. This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted. The guidance must be applied retrospectively to all periods presented. The Plan adopted this guidance in 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Fees and expenses incurred in the administration of the Plan are charged to and paid from the Plan’s assets to the extent not paid by the Company.

Subsequent Events - The Plan evaluated events and transactions through the date the financial statements were issued and determined that on January 1, 2011, the Company increased the discretionary matching contribution equal to 50% of each corporate (non-HR Shared Services) participant’s contribution limited to 6% of eligible compensation and 50% for each non-corporate participant’s contributions limited to 4% of eligible compensation. No other subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2010.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
(3)	INVESTMENTS

The following investments at December 31, 2010 and 2009 are recorded at fair market value. Investments noted with an asterisk represent more than 5% of the Plan’s net assets at December 31, 2010 and 2009, respectively:

	2010		2009
Interest-Bearing Cash
Fidelity Retirement Money Market Fund	$12,721,960	*	$—
Premier Institutional Money Market Fund	—		17,229,810	*
Mutual Funds
American Funds Growth Fund of America	7,140,853	*	7,023,159	*
Fidelity Freedom 2020 Fund	6,951,545	*	—
Fidelity Freedom 2025 Fund	8,234,436	*	—
Fidelity Freedom 2030 Fund	7,137,928	*	—
Fidelity Freedom 2035 Fund	7,116,551	*	—
Allianz NFJ Small-Cap Value Fund	6,568,799	*	6,669,327	*
American Funds Europacific Growth Fund	6,021,554	*	—
ING Van Kampen Growth Fund	2,905,695		10,006,137	*
Alger Capital Appreciation Institutional Portfolio Fund	2,836,203		8,551,242	*
American Bond Fund of America	—		10,366,802	*
MFS International Growth Fund	—		7,639,733	*
ING International Value Fund	—		7,036,976	*
Other Investments Less Than 5% of Plan Assets	34,324,689		17,852,997

	$101,960,213		$92,376,183

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$7,652,996
Common/Collective Trust Funds	257,403
Group 1 Automotive, Inc. Common Stock	1,295,553

$9,205,952

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
(4)	FAIR VALUE DISCLOSURES

The FASB provides a framework for measuring fair value using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether the inputs to those valuation techniques are observable or unobservable. This hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical financial instruments and the lowest priority to unobservable inputs. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The financial instrument’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. These inputs are summarized in the three broad levels listed below:

Level 1 — Unadjusted quoted prices for identical financial instruments in active markets that the Plan has the ability to access.

Level 2 — Other significant observable inputs (including quoted prices in active markets for similar financial instruments), or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instruments.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the financial instruments. The fair value of Level 3 financial instruments is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the techniques used during 2010 and 2009.

Interest Bearing Cash, Mutual Funds and Common Stock

The Plan classifies funds from the Plan’s cash account and settlement fund as interest bearing cash. As of December 31, 2009, the settlement fund was comprised of the cash from the settling of fund investments. These funds were then transferred to the interest bearing cash account where they were then utilized for future investments. Based upon these considerations, the Plan classified interest bearing cash within Level 1 of the fair value hierarchy framework. As of December 31, 2010, the Plan no longer has the settlement fund due to the change in the Plan’s Trustee.

The Plan maintains investments in multiple mutual funds and the Company’s common stock. The Plan determined that the valuation measurement inputs of the mutual funds and the Company’s stock represents unadjusted quoted prices in active markets. Accordingly, the Plan has classified these investments within Level 1 of the fair value hierarchy framework.

Common or Collective Trust Funds

As of December 31, 2009, the Plan maintained investments in common or collective trust funds. The Plan determined that the valuation measurement inputs of the fund investments represent prices based upon quoted market prices utilizing public information, independent external valuations from third-party pricing services or third-party advisors. Accordingly, the Plan concluded the valuation measurement inputs of these funds to represent, at their lowest level, quoted market prices for identical or similar assets in markets where there were few transactions for the assets and has categorized such investments within Level 2 of the fair value hierarchy framework. As of December 31, 2010, the Plan no longer invests in common or collective trust funds due to the change in the Plan’s Trustee, along with a change in available investment options.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of investments are categorized as follows at December 31, 2010 and 2009:

	2010
	Level 1	Level 2	Level 3	Total
Interest-Bearing Cash
Money Market Funds	$12,721,960	$—	$—	$12,721,960
Mutual Funds
Large Cap Equity Funds	16,697,450	—	—	16,697,450
International Equity Funds	7,033,264	—	—	7,033,264
Fixed Income Funds	3,790,377	—	—	3,790,377
Small Cap Equity Funds	6,952,270	—	—	6,952,270
Mid Cap Equity Funds	2,375,227	—	—	2,375,227
Balanced Funds	48,722,093	—	—	48,722,093
Employer Common Stock	3,667,572	—	—	3,667,572

Total Investments at Fair Value	$101,960,213	$—	$—	$101,960,213

	2009
	Level 1	Level 2	Level 3	Total
Interest-Bearing Cash
Money Market Funds	$17,229,810	$—	$—	$17,229,810
Cash	50,609	—	—	50,609
Mutual Funds
Large Cap Equity Funds	25,580,538	—	—	25,580,538
International Equity Funds	14,676,709	—	—	14,676,709
Fixed Income Funds	10,785,679	—	—	10,785,679
Small Cap Equity Funds	7,983,356	—	—	7,983,356
Mid Cap Equity Funds	5,453,508	—	—	5,453,508
Balanced Funds	4,586,040	—	—	4,586,040
Common/Collective Trust
Equity Index Fund	—	3,366,398	—	3,366,398
Employer Common Stock	2,663,536	—	—	2,663,536

Total Investments at Fair Value	$89,009,785	$3,366,398	$—	$92,376,183

     There were no transfers in and/or out of the fair value categories during 2010 and 2009.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
(5)	INCOME TAX STATUS

The Internal Revenue Service ruled in a letter dated August 26, 2010, that the Plan was designed under and in compliance with the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter to comply with IRS guidelines. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. No provision for income taxes, therefore, has been included in the Plan’s financial statements.

GAAP provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an entity’s financial statements. GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Plan believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the Statement of Changes in Net Assets Available for Benefits.

(6)	PARTIES-IN-INTEREST

During the year the Plan invested in various funds offered by Merrill Lynch Trust Company (“Merrill Lynch”) and Fidelity. These investments are considered party-in-interest transactions because Merrill Lynch and Fidelity served as asset custodians and record-keepers for the Plan. The Plan Administrator has approved of these transactions and functions. For the year ended December 31, 2010, fees paid by the Plan to Merrill Lynch and Fidelity for administrative services rendered amounted to $122,167 and $2,249, respectively. Certain Plan administrative costs have been paid by the Company. The Plan also invests in the Company’s common stock. Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan’s sponsor.

(7)	EXCESS CONTRIBUTIONS REFUNDABLE

The Plan was required to return excess contributions for the year ended December 31, 2010 and 2009 in the amount of $225,472 and $375,048, respectively, which includes the earnings, to certain active participants to satisfy the relevant non-discrimination provisions of the Plan. The refunds were made within two and a half months after the Plan year. Therefore the amounts were recorded as a liability of the Plan.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2010
Plan Number 001 EIN 76-0506313

Participant
Contributions
Transferred Late to
Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late				Total Fully
Participant Loan		Contributions	Contributions	Corrected Under
Repayments are	Contributions Not	Corrected Outside	Pending Correction	VFCP and PTE 2002-
Included: ☑	Corrected	VFCP	in VFCP	51
$5,554	$—	$5,554	$—	$—
See Report of Independent Registered Public Accounting Firm.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
Plan Number 001 EIN 76-0506313

	(b) Identity of
	Issue, Borrower,		(c) Description of Investment Including
	Lessor or		Maturity Date, Rate of Interest,			(e) Current
(a)	Similar Party		Collateral, Par or Maturity Value	(d) Cost		Value
	(A	)	33,016.046 shares — Russell Mid Cap Growth Value Index	*	*	$391,901

	(A	)	136,948.461 shares — Alger Capital Appreciation Institutional Portfolio Fund	*	*	2,836,203

	(A	)	257,420.209 shares — PIMCO Total Return Admin Fund	*	*	2,793,009

	(A	)	1,103.328 shares — Columbia Acorn International Fund	*	*	45,148

	(A	)	53,493.675 shares — Morgan Stanley Institutional Mid Cap Growth Fund	*	*	1,936,471

	(A	)	26,511.994 shares — Oppenheimer Developing Markets Fund	*	*	956,288

	(A	)	170,495.082 shares — The Oakmark Equity & Income Fund	*	*	4,729,534

	(A	)	6,095.699 shares — Vanguard Total Band Market Index Fund	*	*	64,615

	(A	)	14,630.715 shares — Buffalo Small Cap Stock Fund	*	*	383,471

	(A	)	145,765.046 shares — American Funds Europacific Growth Fund	*	*	6,021,554

	(A	)	219,912.932 shares — Allianz NFJ Small-Cap Value Fund	*	*	6,568,799

	(A	)	234,973.781 shares — American Funds Growth Fund of America	*	*	7,140,853

	(A	)	3,775.520 shares — Cohen & Steers Institutional Realty Fund	*	*	143,432

	(A	)	151,102.176 shares — ING Van Kampen Growth Fund	*	*	2,905,695

	(A	)	75,729.001 shares — American Century Inflation Adjusted Fund	*	*	893,602

*	(A	)	70,865.605 shares — Fidelity Freedom Income Fund	*	*	799,364

*	(A	)	110,484.088 shares — Fidelity Freedom 2010 Fund	*	*	1,501,479

*	(A	)	504,100.425 shares — Fidelity Freedom 2020 Fund	*	*	6,951,545

*	(A	)	518,368.066 shares — Fidelity Freedom 2030 Fund	*	*	7,137,928

	(A	)	1,227.537 shares — Spartan External Market Index Investment Fund	*	*	46,855

	(A	)	292.121 shares — Spartan International Index Investment Fund	*	*	10,274

*	(A	)	4,379.263 shares — Fidelity High Income Fund	*	*	39,151
See Report of Independent Registered Public Accounting Firm.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
Plan Number 001 EIN 76-0506313

	(b) Identity of
	Issue, Borrower,	(c) Description of Investment Including
	Lessor or	Maturity Date, Rate of Interest,			(e) Current
(a)	Similar Party	Collateral, Par or Maturity Value	(d) Cost		Value
	(A)	85,762.128 shares — Spartan 500 Index Investment Fund	*	*	3,814,699

*	(A)	563,973.678 shares — Fidelity Freedom 2040 Fund	*	*	4,517,429

*	(A)	341,367.041 shares — Fidelity Freedom 2015 Fund	*	*	3,871,102

*	(A)	714,794.829 shares — Fidelity Freedom 2025 Fund	*	*	8,234,436

*	(A)	620,449.102 shares — Fidelity Freedom 2035 Fund	*	*	7,116,551

*	(A)	320,232.703 shares — Fidelity Freedom 2045 Fund	*	*	3,039,008

*	(A)	72,525.072 shares — Fidelity Freedom 2050 Fund	*	*	680,285

*	(A)	12,721,960.28 shares — Fidelity Retirement Money Market Fund	*	*	12,721,960

*	(A)	87,813.167 shares — Group 1 Automotive, Inc.	*	*	3,667,572

*	Participant Loans	Loans to Participants at interest rates ranging from 4.25% to 9.50%	—		4,528,236

					$106,488,449

*	Represents a party-in-interest.

**	Not applicable as permitted by Department of Labor for participant directed individual account plans.

(A)	All investments were held by Fidelity Investments.
See Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Group 1 Automotive, Inc. 401(k) Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Group 1 Automotive, Inc. 401(k) Savings Plan

/s/ J. Brooks O’Hara J. Brooks O’Hara
Vice President, Human Resources Plan Administrator

June 16, 2011